Exhibit 21.1

SUBSIDIARIES OF CANADA GOOSE HOLDINGS, INC.

Entity	Jurisdiction

Canada Goose Inc.	Ontario

Canada Goose Trading Inc.	Ontario

Canada Goose International Holdings Limited	United Kingdom

Canada Goose US, Inc.	Delaware

Canada Goose Europe AB	Sweden

Canada Goose International AG	Zug (Switzerland)

Canada Goose Services Limited	United Kingdom